Execution Version

UNDERWRITING AGREEMENT

Effective as of December 28, 2023

HIVE Digital Technologies Ltd.
Suite 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Attention: Frank Holmes, Executive Chairman

Dear Sirs:

Re: Private Placement of Special Warrants

Stifel Nicolaus Canada Inc. ("Stifel Canada") and Canaccord Genuity Corp. ("Canaccord" and together with Stifel Canada, the "Underwriters"), as co-lead underwriters and joint bookrunners, hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 10 below, offer to purchase from HIVE Digital Technologies Ltd. (the "Corporation") and the Corporation hereby agrees to issue and sell, on an underwritten private placement basis, to the Underwriters, 5,750,000 special warrants (each, a "Special Warrant" and, collectively, the "Special Warrants") at a price of $5.00 per Special Warrant (the "Issue Price") for gross proceeds to the Corporation of approximately $28,750,000 (the "Offering").

Subject to the conditions described in this Agreement (as defined below), each Special Warrant will entitle the holder thereof to receive upon exercise or deemed exercise following the Qualification Date (as defined below), without payment of any additional consideration, one unit of the Corporation (a "Unit"), comprised of one common share of the Corporation (a "Common Share" and, in respect of a Common Share underlying a Unit, a "Unit Share") and one-half of one Common Share purchase warrant of the Corporation (each full warrant, a "Warrant") The Unit Shares and Warrants underlying the Special Warrants are referred to herein as the "Underlying Securities".

Each Warrant will entitle the holder thereof to purchase one additional Common Share (a "Warrant Share") at an exercise price of $6.00 (the "Exercise Price") per Warrant Share for a period of 36 months from the Closing Date (as defined below). The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the "Warrant Indenture") to be dated as of the Closing Date between the Corporation and TSX Trust Company, in its capacity as warrant agent. The description of the Warrants in this Agreement is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

All Special Warrants not already exercised will be deemed to be exercised and surrendered, without any further action or payment of additional consideration by the holder thereof, at 4:59 p.m. (Toronto time) on the earlier of

(a) the date which is four months and one day following the Closing Date, and (b) the second business day after a receipt is issued for a (final) short form prospectus (the "Final Prospectus") by the securities regulatory authorities in each of the Qualifying Provinces (as defined below), qualifying for distribution the Underlying Securities issuable upon the exercise of the Special Warrants (the "Qualification Date").

The Corporation shall use reasonable commercial efforts to obtain a receipt for the Final Prospectus (the "Final Receipt") to qualify the distribution of the Underlying Securities in the Qualifying Provinces on or prior to 4:59 p.m. (Toronto time) on the date that is 30 Business Days following December 28, 2023, which for greater certainty is February 9, 2024 (the "Penalty Date"). If the Corporation fails to qualify the distribution of the Underlying Securities in the Qualifying Provinces on or prior to the Penalty Date, the holders of Special Warrants will be entitled to receive an additional number of Units equal to 10% of the number of Units issuable upon the exercise or deemed exercise of the Special Warrants, resulting in each Special Warrant being exercisable for 1.1 Units (the "Penalty Provision"). For the avoidance of doubt, references in this Agreement to the Underlying Securities include any Underlying Securities issued in connection with the Penalty Provision.

The Special Warrants shall be duly and validly created and issued pursuant to, and governed by, a special warrant indenture (the "Special Warrant Indenture") to be dated as of the Closing Date between the Corporation and TSX Trust Company, in its capacity as special warrant agent. The description of the Special Warrants in this Agreement is a summary only and is subject to the specific attributes and detailed provisions of the Special Warrants to be set forth in the Special Warrant Indenture. In case of any inconsistency between the description of the Special Warrants in this Agreement and the terms of the Special Warrants set forth in the Special Warrant Indenture, the provisions of the Special Warrant Indenture will govern.

The Underwriters may arrange for substituted purchasers (the "Substituted Purchasers") for the Special Warrants, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Special Warrants at the Issue Price, and to the extent that Substituted Purchasers purchase Special Warrants, the obligations of the Underwriters to do so will be reduced by the number of Special Warrants purchased by the Substituted Purchasers from the Corporation.

The Corporation agrees that the Underwriters shall be permitted to appoint, at their sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions ("Selling Firms"), as their agents, to assist in the Offering in the Selling Jurisdictions and that the Underwriters may determine, and shall be solely responsible for, the remuneration payable to such other dealers appointed by them.

In consideration of the Underwriters' services to be rendered in connection with the Offering, the Corporation shall pay to the Underwriters a cash fee (the "Underwriters' Fee") equal to 6.0% of the gross proceeds of the Offering; provided that, the Underwriters' Fee shall be reduced to 3.0% in respect of certain president's list purchasers (the "President's List Purchasers"). The Underwriters' Fee shall be payable at the Closing Time (as defined below), as provided for in Section 8.

As additional compensation for the services to be rendered by the Underwriters hereunder, the Corporation will issue to the Underwriters (or any Selling Firms(s) (as hereinafter defined) engaged by the Underwriters in amounts as determined by the Underwriters) non-transferrable compensation warrants (the "Compensation Warrants") exercisable to purchase that number of Common Shares (each, a "Compensation Warrant Share") as is equal to 6.0% of the aggregate number of Special Warrants issued pursuant to the Offering. Each Compensation Warrant shall be exercisable at a price of $5.00 per Compensation Warrant Share at any time before 5:00 p.m. (Toronto time) on the date that is 36 months following the Closing Date. At the Closing Time, the Corporation shall execute and deliver to the Underwriters a certificate or certificates, in a form satisfactory to the Underwriters, and the Company, each acting reasonably, evidencing the Compensation Warrants (the "Compensation Warrant Certificates") in a form to be agreed upon by the Underwriters, and the Company, each acting reasonably.

1. Definitions

In this Agreement:

(a) "$" means the lawful currency of Canada, unless otherwise specified;

(b) "affiliate", "distribution", "material change", "material fact", "misrepresentation", and "subsidiary" have the respective meanings given to them in the Securities Act (Ontario);

(c) "Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this letter, including the schedules attached to this letter, as amended or supplemented from time to time;

(d) "Business Day" means any day, other than a Saturday or Sunday on which banking institutions in Toronto, Ontario are open for commercial banking business during normal banking hours;

(e) "Canadian Securities Laws" means, collectively, all applicable securities laws in each of the Qualifying Provinces and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in the Qualifying Provinces and the policies of the TSX-V;

(f) "Claim" has the meaning given to it in Section 13(b);

(g) "Closing" means the completion of the Offering;

(h) "Closing Date" means December 28, 2023, or such other date as the Underwriters and the Corporation may agree;

(i) "Closing Time" means 8:00 a.m. (Toronto time), or such other time on the Closing Date as the Underwriters and the Corporation may agree;

(j) "Common Share" means a common share in the capital of the Corporation;

(k) "Contract" means any note, mortgage, indenture, non-governmental permit or license, franchise, lease or other contract, agreement, commitment or arrangement binding upon the Corporation or any of its Material Subsidiaries, as the case may be (including the Material Agreements);

(l) "Corporation" has the meaning given to it above;

(m) "Corporation's Counsel" means Peterson McVicar LLP, with respect to Ontario matters;

(n) "Documents" means any documents required or deemed to be incorporated by reference in the Prospectuses in accordance with applicable Canadian Securities Laws;

(o) "Due Diligence Sessions" has the meaning given to it in Section 5(a);

(p) "Due Diligence Session Responses" means the written or oral responses of the Corporation, as given by any director or officer of the Corporation, at a Due Diligence Session;

(q) "Employment Laws" has the meaning given to it in Section 4(cc);

(r) "Equity Distribution Agreement" means the amended and restated equity distribution agreement among the Corporation and Canaccord Genuity LLC, Canaccord and Stifel Canada dated August 17, 2023;

(s) "Final Prospectus" has the meaning set forth above;

(t) "Final Receipt" has the meaning given to it above;

(u) "Financial Statements" means the audited consolidated financial statements of the Corporation for the years ended March 31, 2023 and 2022, together with the notes to such audited consolidated financial statements and the report of the auditors of the Corporation on such audited consolidated financial statements, and the unaudited condensed consolidated financial statements of the Corporation for the period ended September 30, 2023 and 2022, together with the notes to such unaudited condensed consolidated financial statements;

(v) "Governmental Authorities" means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

(w) "Indemnified Party" has the meaning given to it in Section 13(b);

(x) "Issue Price" has the meaning given to it above;

(y) "Lien" means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

(z) "Material Adverse Effect" means any effect, change, event or occurrence that is, or would reasonably be expected to be, materially adverse to the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), cash flow, income or business operations of the Corporation and its subsidiaries taken as a whole;

(aa) "Material Agreements" means any agreement to which the Corporation is a party having a material effect on the business or assets of the Corporation;

(bb) "Material Subsidiaries" means the following subsidiaries of the Corporation:

(i) 9376-9974 Québec Inc., a corporation existing under the laws of the Province of Québec;

(ii) Hive Performance Cloud Inc., a corporation existing under the federal laws of Canada;

(iii) HIVE Atlantic Datacentres Ltd, a corporation existing under the laws of the Province of New Brunswick;

(iv) HIVE Blockchain Iceland ehf, a corporation existing under the laws of Iceland;

(v) HIVE Blockchain Switzerland AG, a corporation existing under the laws of Switzerland;

(vi) HIVE Digital Data Ltd., a corporation existing under the laws of Bermuda;

(vii) HIVE Performance Computing Ltd., a corporation existing under the laws of Bermuda;

(viii) Bikupa Datacenter AB, a corporation existing under the laws of Sweden;

(ix) Bikupa Datacenter 2 AB, a corporation existing under the laws of Sweden; and

(x) Bikupa Real Estate AB, a corporation existing under the laws of Sweden;

(cc) "NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions adopted by the Canadian Securities Administrators;

(dd) "notice" has the meaning given to it in Section 19;

(ee) "Offering" has the meaning given to it above;

(ff) "Penalty Date" has the meaning given to it above;

(gg) "Penalty Provision" has the meaning given to it above;

(hh) "President's List Purchasers" has the meaning given to it above;

(ii) "Principal Regulator" means the British Columbia Securities Commission;

(jj) "Preliminary Prospectus" has the meaning given to it in Section 6(a);

(kk) "Prospectuses" has the meaning given to it in Section 6(a);

(ll) "Prospectus Review Procedures" means the procedures of prospectus review in multiple jurisdictions under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions and Multilateral Instrument 11-102 - Passport System (other than in Ontario);

(mm) "Public Record" means all information filed by or on behalf of the Corporation with the relevant Securities Regulators since January 1, 2021, pursuant to the requirements of Canadian Securities Laws, including without limitation, the Documents and all other press releases, annual information forms, material change reports, financial statements, management's discussion and analysis, information circulars, business acquisition reports and other documents that have been publicly disclosed by the Corporation and posted on SEDAR;

(nn) "Qualification Date" has the meaning given to it above;

(oo) "Qualified Institutional Buyer" means a "qualified institutional buyer" as such term is defined in Rule 144A(a)(1) under the U.S. Securities Act, that is also a U.S. Accredited Investor;

(pp) "Qualifying Provinces" means, collectively, all of the provinces of Canada, except Quebec, where Special Warrants are offered and sold;

(qq) "Regulation S" means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

(rr) "Securities Regulators" means, collectively, the securities commissions or similar regulatory authorities in each of the Selling Jurisdictions;

(ss) "Selling Jurisdictions" means, collectively, the Qualifying Provinces, the United States, and such other jurisdictions as the Underwriters and the Corporation may agree, including for the avoidance of doubt the European Union, where Special Warrants are offered and sold;

(tt) "Special Warrant" has the meaning given to it above;

(uu) "Special Warrant Agent" has the meaning given to it above;

(vv) "Special Warrant Indenture" has the meaning given to it above;

(ww) "Subscriber" means, for the purposes of this Agreement, the person who executes a Subscription Agreement or, if such person executes a Subscription Agreement as a duly authorized agent of one or more principals, the principal or principals of such person;

(xx) "Subscription Agreements" means, collectively, the agreements entered into by each Subscriber and the Corporation in respect of the Subscriber's subscription for Special Warrants in the form and on terms and conditions satisfactory to each of the Corporation and the Underwriters, acting reasonably;

(yy) "Supplementary Material" means, collectively, any documents supplemental to the Final Prospectus required to be filed under Canadian Securities Laws;

(zz) "Tax Act" means the Income Tax Act (Canada), together with any and all regulations promulgated under the Income Tax Act (Canada), as amended from time to time;

(aaa) "Transaction Agreements" means, collectively, the Subscription Agreements, the Special Warrant Indenture, the Warrant Indenture, Compensation Warrant Certificates and this Agreement;

(bbb) "TSX-V" has the meaning given to it above;

(ccc) "Underlying Securities" has the meaning given to it above;

(ddd) "Underwriters' Counsel" means Wildeboer Dellelce LLP;

(eee) "Underwriters' Fee" has the meaning given to it above;

(fff) "Unit" has the meaning given to it above;

(ggg) "Unit Share" has the meaning given to it above;

(hhh) "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(iii) "U.S. Accredited Investor" means an "accredited investor" as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act;

(jjj) "U.S. Affiliate" has the meaning given to it in Schedule A;

(kkk) "U.S. Exchange Act" has the meaning given to it in Section 14(e);

(lll) "U.S. Person" means a U.S. person as that term is defined in Rule 902(k) of Regulation S;

(mmm) "U.S. Securities Act" means the United States Securities Act of 1933, as amended;

(nnn) "Warrant" has the meaning given to it above;

(ooo) "Warrant Indenture" has the meaning given to it above; and

(ppp)  "Warrant Share" has the meaning given to it above.

2. Offering and Sale of the Special Warrants.

(a) Upon and subject to the terms and conditions set forth herein, the Underwriters, severally and not jointly, in the respective percentages set out in Section 10, hereby agree to purchase from the Corporation, and the Corporation agrees to issue and sell to the Underwriters, all but not less than all of the Special Warrants at the Closing Time for the Issue Price per Special Warrant.

(b) The Corporation understands that, although the offer to act as underwriters with respect to the Special Warrants is made hereunder by the Underwriters to the Corporation as purchasers, the Underwriters shall have the right to and shall use their best efforts to arrange for the Special Warrants to be purchased by the Subscribers:

(i) in the Qualifying Provinces on a private placement basis in compliance with Canadian Securities Laws such that the offer and sale of the Special Warrants does not obligate the Corporation to file a prospectus (other than the Preliminary Prospectus, the Final Prospectus or any Supplementary Material relating to the distribution of the Underlying Securities as contemplated in the Special Warrant Indenture);

(ii) in the United States and to U.S. Persons pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Corporation and the Underwriters contained in Schedule A; and

(iii) in such other jurisdictions as consented to by the Corporation on a private placement basis in compliance with all applicable securities laws of such other jurisdictions provided that no prospectus, registration statement or similar document is required to be filed in such jurisdiction, no registration or similar requirement would apply with respect to the Corporation in such other jurisdictions and the Corporation does not thereafter become subject to on-going continuous disclosure obligations in such other jurisdictions.

(c) Each of the Underwriters hereby, severally and not jointly, represent, warrant and covenant to the Corporation and acknowledge that the Corporation is relying upon such representations and warranties, that:

(i) the Underwriters have offered and will offer, and shall require any Selling Firm to offer, the Special Warrants for sale to potential qualified Substituted Purchasers on a private placement basis and sell the Special Warrants only in the Selling Jurisdictions where they may be lawfully offered for sale and sold;

(ii) the Underwriters have not and will not solicit offers to purchase or sell the Special Warrants so as to require the filing of a prospectus, registration statement or offering memorandum, or similar document with respect thereto or the provision of a contractual right of action (as defined in Ontario Securities Commission Rule 14-501 - Definitions) or a statutory right of action under the laws of any of the Selling Jurisdictions; and

(iii) the Underwriters have not made, and will not make, and will require any Selling Firm to agree not to make, any representations or warranties about the Corporation and/or the Special Warrants or the Underlying Securities.

(d) The Corporation undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Corporation in connection with the issue and sale of the Special Warrants (including a Form 45-106F1 with the Securities Regulators of the Qualifying Provinces) so that the distribution of the Special Warrants to the Subscribers may lawfully occur without the necessity of filing a prospectus, registration statement or other offering document in Canada or the United States (but on terms that will permit the Special Warrants acquired by the Subscribers to be sold by such Subscribers at any time in the Selling Jurisdictions, subject to applicable hold periods under Canadian Securities Laws and all applicable securities laws of the Selling Jurisdictions, and the Underwriters undertake to use their commercially reasonable best efforts to cause Subscribers of Special Warrants to complete any forms required by Canadian Securities Laws or applicable securities laws of the other Selling Jurisdictions). All prescribed fees payable in connection with such filings shall be at the expense of the Corporation.

(e) Neither the Corporation nor the Underwriters shall: (i) provide to any prospective purchasers of Special Warrants any document or other material that would constitute an offering memorandum within the meaning of Canadian Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Special Warrants, including any advertisement, article, notice or other communication published in any newspaper, magazine, printed public media, printed media or similar media, or broadcast over radio, television or telecommunications, including electronic display, or any seminar or meeting relating to the offer and sale of the Special Warrants whose attendees have been invited by general solicitation or advertising.

(f) The parties to this Agreement acknowledge that the Special Warrants, the Underlying Securities, the Compensation Warrants and the Compensation Warrant Shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons except pursuant to transactions that are exempt from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, the Corporation and each of the Underwriters hereby agree that offers and sales of the Special Warrants to, or for the account or benefit of, U.S. Persons or persons in the United States shall be conducted only in the manner specified in Schedule A, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement. Notwithstanding the foregoing provisions of this Section 2, an Underwriter will not be liable to the Corporation under this Section 2 or Schedule A with respect to a violation by another Underwriter or the U.S. Affiliate of that other Underwriter of the provisions of this Section 2 or Schedule A if the Underwriter first referred to above or its U.S. Affiliate, as applicable, is not itself also in violation.

3. Delivery of Subscription Agreements

The Underwriters agree to obtain from each Subscriber an executed Subscription Agreement (including the execution of applicable schedules to such Subscription Agreements) and deliver such Subscription Agreements (including applicable schedules) to the Corporation on the Closing Date. In addition, the Underwriters agree to obtain from each Subscriber such forms and other documents as may be required by the Securities Regulators and provided by the Corporation to the Underwriters for delivery under this Agreement.

The Corporation may not reject any properly completed Subscription Agreement unless the number of Special Warrants subscribed for pursuant to the Subscription Agreements and tendered by the Underwriters exceeds the number of Special Warrants to be sold under this Agreement or unless the distribution cannot be completed in accordance with Canadian Securities Laws or the applicable securities laws of any other Selling Jurisdiction.

4. Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Corporation has been and is in compliance in all material respects with its timely disclosure obligations under Canadian Securities Laws; the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements and no confidential material change report has been filed by the Corporation under Canadian Securities Laws that remains confidential at the date of this Agreement; the Corporation has not completed a "significant acquisition" which would require the Corporation to file a business acquisition report under Canadian Securities Laws; all of the material contracts and agreements of the Corporation and its Material Subsidiaries not made in the ordinary course of business, if required under Canadian Securities Laws, have been filed with the relevant Securities Regulators;

(b) except as disclosed in the Public Record (i) there has been no material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Material Subsidiaries taken as a whole, (ii) there have been no transactions entered into by the Corporation or any of its subsidiaries which are material with respect to the Corporation and the Material Subsidiaries taken as a whole, other than those in the ordinary course of business, and (iii) there has been no dividend or distribution of any kind declared, paid or made by the Corporation on any class of its shares;

(c) the Corporation and each of the Material Subsidiaries has been duly incorporated and organized and is validly subsisting under the laws of its jurisdiction of formation and is registered or licensed to carry on business under the laws of all jurisdictions in which its business is carried on, except where the failure to be so registered or licensed would not reasonably be expected to have a Material Adverse Effect;

(d) the Corporation has the requisite corporate power, authority and capacity to own, lease and operate its property and assets and to carry on its business as currently carried on or as proposed to be carried on;

(e) the Corporation has the requisite corporate power, authority and capacity to enter into the Transaction Agreements and to perform its obligations under the Transaction Agreements;

(f) the execution and delivery by the Corporation of the Transaction Agreements and the performance by the Corporation of its obligations under the Transaction Agreements, and the completion of the transactions contemplated by the Transaction Agreements, do not and will not:

(i) result in a violation, contravention or breach, constitute a default under, or entitle any third party to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under (as applicable), any provision of:

(A) the notice of articles and articles of the Corporation;

(B) any resolutions of the directors or shareholders of the Corporation;

(C) any applicable law, including Canadian Securities Laws;

(D) any Contract to which the Corporation or any of its Material Subsidiaries is bound or is subject to or of which the Corporation or any of its Material Subsidiaries is the beneficiary;

(E) any judgment, decree, order, statute, rule or regulation applicable to the Corporation;

in each case, which would, individually or in the aggregate, have a Material Adverse Effect;

(ii) cause any indebtedness owing by the Corporation or any of its Material Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect;

(iii) result in the imposition of any Lien upon any of the property or assets of the Corporation or any of its Material Subsidiaries, or give any person the right to acquire any assets of the Corporation or any of its Material Subsidiaries, or restrict, hinder, impair or limit the ability of the Corporation or any of its Material Subsidiaries to conduct its business as it is now being conducted, which would, individually or in the aggregate, have a Material Adverse Effect; or

(iv) result in or accelerate the time for payment or vesting of, or increase the amount of any severance, unemployment compensation, "golden parachute", change of control provision, bonus, termination payments, retention bonus or otherwise, becoming due to any director or officer of the Corporation or any of its Material Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of the Corporation or any of its Material Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits;

(g) the Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which 91,289,591 Common Shares are issued and outstanding as of the date of this Agreement. Other than (i) options outstanding to acquire up to 3,465,915 Common Shares, (ii) restricted stock units to acquire up to 1,670,580 Common Shares and (iii) Common Share purchase warrants (including broker warrants) outstanding to acquire up to 3,023,727 Common Shares, no person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued Common Shares;

(h) all of the issued and outstanding securities of the Corporation have been duly and validly authorized and issued and are fully paid and non-assessable shares of the Corporation, and none of the outstanding securities of the Corporation were issued in violation of the pre-emptive or similar rights of any securityholder of the Corporation;

(i) the Corporation is the beneficial owner and holder of record, either directly or indirectly, of all of the issued and outstanding shares in the capital of the Material Subsidiaries, with good and valid title to all such shares, free and clear of all Liens;

(j) the Corporation has full corporate power and authority to issue the Special Warrants the Underlying Securities, the Warrant Shares, the Compensation Warrants and the Compensation Warrant Shares;

(k) the Special Warrants and the Compensation Warrants have been duly authorized for issuance and, at the Closing Time, will be validly issued and created;

(l) the Underlying Securities have been duly authorized and reserved for issuance and, at the time of issue, the Underlying Securities issuable upon the exercise or deemed exercise of the Special Warrants in accordance with the Special Warrant Indenture shall be validly issued as fully paid and non-assessable shares of the Corporation and the Warrants will be validly issued and created;

(m) the Warrant Shares and the Compensation Warrant Shares have been duly authorized and reserved for issuance and, at the time of issue, the Warrant Shares and the Compensation Warrant Shares issuable upon the exercise of the Warrants or Compensation Warrants, as applicable, in accordance with the Warrant Indenture or Compensation Warrant Certificate, as applicable, shall be validly issued as fully paid and non-assessable shares of the Corporation;

(n) the form of certificate for the Common Shares has been approved by the board of directors of the Corporation and adopted by the Corporation and, on or prior to the Closing Time, the forms of certificate for the Special Warrants, the Warrants (as set out in the Special Warrant Indenture and Warrant Indenture, respectively) and the Compensation Warrants Certificates will have been approved by the board of directors of the Corporation and adopted by the Corporation;

(o) the Unit Shares issuable upon exercise or deemed exercise of the Special Warrants, the Warrant Shares issuable upon exercise of the Warrants and the Compensation Warrant Shares issuable upon the exercise of the Compensation Warrants have been conditionally approved for listing on the TSX-V, subject to the satisfaction of customary conditions required by such exchange;

(p) the Transaction Agreements and the performance of the Corporation's obligations under the Transaction Agreements have been duly authorized by all necessary corporate action, and this Agreement has been, and as of the Closing Time each of the other Transaction Agreements will be, duly executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and, with respect to this Agreement, by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law;

(q) no approval, authorization, consent or other order of, and no filing, registration or recording with any Governmental Authority or other person is required of the Corporation in connection with the execution and delivery of or with the performance by the Corporation of its obligations under the Transaction Agreements, except as required by the TSX-V and Canadian Securities Laws or other applicable securities laws in the Selling Jurisdictions with regard to the distribution of the Special Warrants, the Underlying Securities and the Warrant Shares, the Compensation Warrant and the Compensation Warrant Shares as applicable, in the Selling Jurisdictions;

(r) the Corporation is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would reasonably be expected to have a Material Adverse Effect;

(s) the Financial Statements have been prepared in conformity with International Financial Reporting Standards (IFRS) applied on a consistent basis throughout the periods involved, contain no misrepresentations and present fairly in all material respects the financial position, results of operations and cash flows of the Corporation on a consolidated basis as at the dates of such statements;

(t) the Corporation maintains a process of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and maintains a system of disclosure controls and procedures that is designed to provide reasonable assurances that information required to be disclosed by the Corporation under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under Canadian Securities Laws and to ensure that information required to be disclosed by the Corporation under Canadian Securities Laws is accumulated and communicated to the Corporation's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure;

(u) no director or officer, former director or officer, or shareholder or employee of, or any other person not dealing at arm's length with, the Corporation or the Material Subsidiaries is engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any indebtedness, liability or obligation to, the Corporation or the Material Subsidiaries;

(v) neither the Corporation nor any of the Material Subsidiaries has incurred any material liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding except (i) as disclosed or contemplated in the Documents, or (ii) as incurred in the ordinary course of business by the Corporation or the Material Subsidiaries, as the case may be, and which would not reasonably be expected to have a Material Adverse Effect;

(w) there is no litigation or governmental or other proceeding or investigation at law or in equity before any Governmental Authority, domestic or foreign, in progress, pending or, to the Corporation's knowledge, threatened (and the Corporation does not know of any basis for any such litigation or governmental or other proceeding or investigation) against, or involving the assets or other properties or business of, the Corporation or any Material Subsidiary, except as would not reasonably be expected to have a Material Adverse Effect, nor are there any matters under discussion with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority and to the Corporation's knowledge there are no facts or circumstances which would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments;

(x) Davidson & Company LLP is independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors and there has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators) with such firm or any other prior auditor of the Corporation or any of its subsidiaries;

(y) all tax returns required to be filed by the Corporation and its Material Subsidiaries on or prior to the date of this Agreement have been filed, and all taxes and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable to such taxes or other assessments, due or claimed to be due have been paid, other than non-material amounts or those being contested in good faith and for which adequate reserves have been provided, and neither the Corporation nor any of the Material Subsidiaries is a party to any agreement, waiver or arrangement with any taxing authority which relates to any extension of time with respect to the filing of any tax returns, any payment of taxes or any assessment of taxes; there is no tax deficiency which has been asserted against the Corporation or any of the Material Subsidiaries which would have a Material Adverse Effect, and all material tax liabilities are adequately provided for in accordance with International Financial Reporting Standards (IFRS) within the Financial Statements of the Corporation for all periods up to date of latest audited statement of financial position; there are no assessments or investigations in progress, pending or, to the knowledge of the Corporation, threatened against the Corporation in respect of taxes; there are no Liens for taxes upon the assets of the Corporation;

(z) each of the Corporation and the Material Subsidiaries have conducted and are conducting their business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which they carry on business and neither the Corporation nor any of the Material Subsidiaries have received any notice of any alleged violation of any such laws, rules and regulations;

(aa) each of the Corporation and the Material Subsidiaries possess such permits, licences, approvals, consents and other authorizations issued by Governmental Authorities (collectively, "Governmental Licences") necessary to conduct the business now operated by them, except where the failure to so possess any such Government Licence would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and all such Governmental Licences are valid and existing and in good standing. Each of the Corporation and the Material Subsidiaries are in compliance with the terms and conditions of all such Governmental Licences, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(bb) to the knowledge of the Corporation, except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect (i) neither the Corporation nor any of the Material Subsidiaries are in violation of any Environmental Laws, (ii) the Corporation and the Material Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation or the Material Subsidiaries, and there are no facts or circumstances which would reasonably be expected to form the basis for any such administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, orders, directions, notices of non-compliance or violation, investigation or proceedings;

(cc) (i) each of the Corporation and the Material Subsidiaries is in compliance with the provisions of all applicable federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours (collectively, "Employment Laws"), (ii) no collective labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened and no individual labour dispute, grievance, arbitration or legal proceeding is ongoing, pending or, to the knowledge of the Corporation, threatened with any employee of the Corporation or the Material Subsidiaries that would reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Corporation, none has occurred during the past year, and (iii) no union has been accredited or otherwise designated to represent any employees of the Corporation or any of the Material Subsidiaries and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation or any of the Material Subsidiaries, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation or any of the Material Subsidiaries' facilities and none is currently being negotiated by the Corporation or any of the Material Subsidiaries;

(dd) neither the Corporation nor any Material Subsidiary is in default or breach, in any material respect, of any real property lease, and neither the Corporation nor any Material Subsidiary has received any notice or other communication from the owner or manager of any real property leased by the Corporation or any Material Subsidiary that the Corporation or such Material Subsidiary is not in compliance with any real property lease, and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened;

(ee) the Corporation maintains such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets and all such policies of insurance will at Closing continue to be in full force and effect; and neither the Corporation nor any of the Material Subsidiaries is in default as to the payment of premiums or otherwise, under the terms of any such policy;

(ff) each of the Corporation and the Material Subsidiaries have good and marketable title to all of its assets and property and no person has any contract or any right or privilege capable of becoming a right to purchase any personal property from the Corporation or any of the Material Subsidiaries that would reasonably be expected to have a Material Adverse Effect;

(gg) the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation that are currently outstanding;

(hh) no officer, director, employee or any other person not dealing at arm's length with the Corporation or, to the knowledge of the Corporation, any associate or affiliate of any such person owns, has or is entitled to any royalty, net profits interest, carried interest or any other encumbrances or claims of any nature whatsoever which are based on production from the Corporation's properties or assets or any revenue or rights attributed to such properties or assets;

(ii) to the knowledge of the Corporation, no director or officer of the Corporation, has a present intention to sell any securities of the Corporation held by it;

(jj) except as disclosed in the Public Record, neither the Corporation nor any of the Material Subsidiaries has outstanding any debentures, notes, mortgages, or other indebtedness that is material to the Corporation and its subsidiaries taken as a whole;

(kk) the minute books and corporate records of the Corporation and the Material Subsidiaries made available to Underwriters' Counsel in connection with the Underwriters' due diligence investigations are the original minute books and records or true and complete copies of the original minute books and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee of the board of directors to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records, other than those which are not material in the context of such entities, as applicable;

(ll) to the knowledge of the Corporation, no securities commission, stock exchange or comparable authority has issued any order requiring trading in any of the Corporation's securities to cease or preventing the distribution of the Special Warrants in any Selling Jurisdiction nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(mm) Computershare Investor Services Inc. at its principal office in the City of Vancouver, has been duly appointed as registrar and transfer agent for the Common Shares;

(nn) TSX Trust Company at its principal office in the City of Toronto, has been duly appointed as agent in respect of the Special Warrants;

(oo) TSX Trust Company at its principal office in the City of Toronto, has been duly appointed as agent in respect of the Warrants;

(pp) other than as contemplated by this Agreement, there is no person acting at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the sale of the Special Warrants;

(qq) to the knowledge of the Corporation, there are no shareholders' agreements, voting agreements, investors' rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation or its Material Subsidiaries or the operations or affairs of the Corporation or its Material Subsidiaries;

(rr) the representations and warranties of the Corporation in the Subscription Agreements are, or will be at the Closing Time, true and correct;

(ss) the Corporation is a reporting issuer in all of the provinces and territories of Canada and is not in default in any material respect of any requirement under applicable Canadian Securities Laws in such provinces; and

(tt) the Corporation is qualified under NI 44-101 to use the short form prospectus distribution system to file a short form prospectus with the Securities Regulators of the Qualifying Provinces.

It is further agreed by the Corporation that all representations, warranties and covenants contained in this Agreement made by the Corporation to the Underwriters shall also be deemed to be made for the benefit of Subscribers as if the Subscribers were also parties to this Agreement (it being agreed that the Underwriters are acting for and on behalf of the Subscribers for this purpose).

5. Covenants of the Corporation

The Corporation covenants with the Underwriters that:

(a) prior to the Closing Date and prior to the Qualification Date (in connection with the filing of the Prospectuses and any Supplementary Material), the Corporation shall allow the Underwriters the opportunity to conduct required due diligence and to obtain, acting reasonably, satisfactory results from such due diligence and in particular, the Corporation shall allow the Underwriters and Underwriters' Counsel to conduct all due diligence which the Underwriters may reasonably require in order to confirm the Documents and the Public Record are accurate, complete and current in all material respects and to fulfill the Underwriters' obligations as a registrant and, in this regard, without limiting the scope of the due diligence inquiries that the Underwriters may conduct, the Corporation shall make available its senior management, directors and auditors to participate in one or more due diligence sessions (the "Due Diligence Sessions") to answer in person any questions that the Underwriters may have, the first such Due Diligence Session to be held prior to the Closing Date, and the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Sessions and the Corporation shall provide oral responses to such questions;

(b) if any of the facts or information underlying or supporting the statement provided in the Corporation's Due Diligence Session Responses have changed prior to the Qualification Date, the Corporation shall provide the Underwriters with prompt notice of the particulars of any such changes;

(c) it will comply with all the obligations to be performed by it, and all of its covenants and agreements, under and pursuant to the Transaction Agreements;

(d) during the period commencing on the date of this Agreement and ending on the Qualification Date, it will promptly provide to the Underwriters, for review by the Underwriters and Underwriters' Counsel, prior to filing or issuance of the same, any press release or material change report related to the Offering and any press release issued by the Corporation concerning the Special Warrants or the Underlying Securities is to include the following or substantially similar legend: "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES." and applicable legends required under Rule 135e under the U.S. Securities Act;

(e) during the period commencing on the date of this Agreement and ending at the Closing Time, promptly notify the Underwriters in writing of any of the representations or warranties made by the Corporation in this Agreement being no longer true and correct in any material respect;

(f) during the period commencing on the date of this Agreement and ending at the Closing Time, the Corporation will promptly inform the Underwriters of the full particulars of any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets; provided, however, that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this Section 5(f) has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such a nature;

(g) during the period commencing on the date of this Agreement and ending at the Closing Time, the Corporation will promptly inform the Underwriters of the receipt by the Corporation of (i) any communication of a material nature from any Securities Regulator or similar regulatory authority, any stock exchange or any other Governmental Authority relating to the Corporation or the distribution of the Special Warrants, and (ii) the issuance by any Securities Regulator or similar regulatory authority, any stock exchange or any other Governmental Authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(h) the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Underwriters and Underwriters' Counsel with the Canadian Securities Laws of the Qualifying Provinces in which it is then a reporting issuer with respect to any material change, change, occurrence or event of the nature referred to in Sections 5(f) and 5(g) above;

(i) the Corporation will use the net proceeds from the Offering to to support the growth of its business including the anticipated expansion of the data centers to utilize 100 megawatts of green energy, unless a reallocation of net proceeds is reasonably necessary, as well as for working capital and general corporate purposes;

(j) as soon as reasonably possible, and in any event by the Closing Date, the Corporation shall take all such steps as may reasonably be necessary to enable the Special Warrants to be offered for sale and sold on a private placement basis to Subscribers in the Selling Jurisdictions through the Underwriters in any of the Selling Jurisdictions in accordance with the terms of this Agreement; and

(k) the Prospectuses (including the Documents) and any Supplementary Material will, as at the date thereof: (i) contain no misrepresentation; and (ii) constitute full, true and plain disclosure of all material facts relating to the Corporation and the Underlying Securities, as required under Canadian Securities Laws of the Qualifying Provinces.

6. Prospectus Qualification

The Corporation covenants with the Underwriters that:

(a) the Corporation shall elect and comply in all material respects with the Prospectus Review Procedures and in connection with such procedures shall use reasonable commercial efforts to:

(i) as soon as reasonably practicable after the Closing Date, prepare and file a preliminary short form prospectus (the "Preliminary Prospectus") and other documents required under Canadian Securities Laws with the Securities Regulators of the Qualifying Provinces in order to qualify for distribution the Underlying Securities, and obtain a preliminary receipt from the Principal Regulator for the Preliminary Prospectus evidencing that a receipt has been deemed to be issued for the Preliminary Prospectus (the "Preliminary Receipt") in each of the Qualifying Provinces;

(ii) as soon as reasonably practicable after any comments of the Securities Regulators of the Qualifying Provinces in connection with the Preliminary Prospectus have been satisfied:

(A) prepare and file the Final Prospectus, (together with the Preliminary Prospectus, the "Prospectuses") and other documents, including the consents of qualified persons, required under the Canadian Securities Laws with the Securities Regulators of the Qualifying Provinces in order to qualify for distribution the Underlying Securities, and

(B) obtain the Final Receipt from the Principal Regulator;

(iii) until the completion of the distribution of the Underlying Securities, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under Canadian Securities Laws to continue to qualify the Underlying Securities for distribution in the Qualifying Provinces or, in the event that the Underlying Securities have, for any reason, ceased to so qualify, to use reasonable commercial efforts to again qualify the Underlying Securities for distribution;

(iv) prior to the filing of the Preliminary Prospectus and the Final Prospectus, respectively, and prior to the filing with any Securities Regulators of any Supplementary Material, allow the Underwriters and the Underwriters' Counsel to participate fully in the preparation of and to approve the form of such documents, such approval which will not be unreasonably withheld;

(v) ensure that the descriptions of the Special Warrants and Underlying Securities in the Prospectuses are true, complete and accurate descriptions of the rights, privileges, restrictions and conditions attaching to such securities; and

(vi) otherwise fulfill all reasonably necessary legal requirements to enable the Underlying Securities to be distributed in each of the Qualifying Provinces;

(b) the Corporation shall deliver or cause to be delivered, at its own cost, to the Underwriters and the Underwriters' Counsel the documents set out below at the respective times indicated:

(i) as nearly as practicable with the filing with Securities Regulators of the Qualifying Provinces of each of the Preliminary Prospectus and the Final Prospectus, copies of the Preliminary Prospectus and the Final Prospectus, signed as required by the Canadian Securities Laws of the Qualifying Provinces;

(ii) as soon as available, copies of any Supplementary Material, if required, signed as required by the Canadian Securities Laws of the Qualifying Provinces;

(iii) contemporaneously with or prior to the filing of the Final Prospectus, a long-form "comfort letter" from the auditors of the Corporation, dated the date of the Final Prospectus, addressed to the Underwriters and satisfactory in form and substance to the Underwriters and the Underwriters' Counsel, acting reasonably, containing statements and information of the type ordinarily included in auditors' comfort letters to an agent in connection with securities offerings in Canada with respect to certain financial and accounting information relating to the Corporation in the Prospectuses which comfort letter shall be based on the auditors review having a cut-off date of not more than two Business Days prior to the date of the Final Prospectus;

(iv) as soon as practicable after the filing of the Prospectuses, commercial copies of the Prospectuses and any Supplementary Material in such numbers and delivered to such cities as the Underwriters may reasonably request by written instructions to the Corporation, or the printer of the Corporation, provided no later than the time when the Corporation authorizes the printing of the commercial copies of the Preliminary Prospectus and the Final Prospectus, respectively; and

(v) on the Qualification Date, a certificate of the Corporation dated the Qualification Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer, Chief Financial Officer or such other officer or director of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(A) the Corporation has materially complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Qualification Date,

(B) the representations and warranties of the Corporation contained in this Agreement are true and correct in all material respects at the Qualification Date;

(C) the Due Diligence Session Responses provided by the Corporation in respect of the Due Diligence Session(s) held in connection with the filing of the Final Prospectus are true and correct and would not be different in any material respect if the Due Diligence Session were held immediately prior to the Qualification Date,

(D) the Corporation has made and/or obtained on or prior to the Qualification Date, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the distribution of the Underlying Securities (subject to completion of filings with certain regulatory authorities following the Qualification Date, as applicable), and

(E) no order, ruling or determination having the effect of suspending the distribution of the Underlying Securities or cease trading of the Common Shares (including the Warrant Shares and the Compensation Warrant Shares) or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Canadian Securities Laws or by any other regulatory authority.

(c) each delivery of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as applicable, shall constitute a representation and warranty to the Underwriters by the Corporation (and the Corporation hereby acknowledges that the Underwriters are relying on such representations and warranties in entering into this agreement) that:

(i) the Preliminary Prospectus, Final Prospectus or any Supplementary Material, as applicable:

(A) is, at the respective date of such document, true and correct in all material respects,

(B) contain no misrepresentation, and

(C) contain full, true and plain disclosure of all material facts relating to the Corporation and the Underlying Securities as required under Canadian Securities Laws of the Qualifying Provinces;

(d) until the completion of the distribution of the Underlying Securities, the Corporation will promptly inform the Underwriters of:

(i) any request of any relevant Securities Regulator for any amendment to the Preliminary Prospectus, the Final Prospectus or any other part of the Public Record or for any additional information;

(ii) the receipt by the Corporation of any communication from any relevant Securities Regulator, the TSX-V or any other competent authority relating to any part of the Public Record or the distribution of the Special Warrants, the Underlying Securities, the Warrant Shares, the Compensation Warrants or the Compensation Warrant Shares; and

(iii) the issuance by relevant Securities Regulator, the TSX-V or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose;

(e) until the completion of the distribution of the Underlying Securities, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets;

(ii) any material fact which has arisen or has been discovered and is required to be stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or which would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Public Record, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material which change is, or may be, of such a nature as to render any statement in the Public Record, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material misleading or untrue in any material respect or which would result in a misrepresentation in the Public Record, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or which would result in the Public Record, the Preliminary Prospectus, the Final Prospectus or any Supplementary Material not complying with Canadian Securities Laws, provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this Section 6(e) has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such a nature;

(f) the Corporation will promptly, and in any event within any applicable time limitation, comply to the reasonable satisfaction of the Underwriters and the Underwriters' Counsel, with Canadian Securities Laws with respect to any material change or change, occurrence or event of the nature referred to in Sections 6(d) and 6(e) and the Corporation will prepare and file promptly at the Underwriters' request, acting reasonably, any amendment to the Preliminary Prospectus, the Final Prospectus or Supplementary Material as may be required under Canadian Securities Laws of the Qualifying Provinces; provided, however, that the Corporation shall have allowed the Underwriters and the Underwriters' Counsel reasonable opportunity to participate fully in the preparation of any amendment to the Preliminary Prospectus, the Final Prospectus or Supplementary Material and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfil their obligations as Underwriters and in order to enable the Underwriters to execute the certificate required to be executed by them in, or in connection with, such Supplementary Material;

(g) all representations, warranties and covenants made by the Corporation to the Underwriters in this Agreement shall also be deemed to be made for the benefit of the Subscribers as if the Subscribers were also parties to this Agreement (it being agreed that the Underwriters are acting for and on behalf of the Subscribers for this purpose);

(h) use its commercially reasonable efforts to maintain its status as a "reporting issuer" or the equivalent not in default in each of the Qualifying Provinces for a period of three years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, takeover bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares;

(i) use its commercially reasonable efforts to maintain the listing of the Common Shares on the TSX- V or other recognized stock exchange for a period of three years from the Closing Date, other than in connection with a merger, amalgamation, arrangement, takeover bid, going private transaction or other similar transaction involving the purchase or sale of all of the outstanding Common Shares; and

(j) the Corporation will apply to list the Unit Shares issuable upon exercise or deemed exercise of the Special Warrants, the Warrant Shares issuable upon the exercise of the Warrants and the Compensation Warrant Shares issuable upon the exercise of the Compensation Warrants on the TSX-V and, subject to the satisfaction of minimum listing requirements of the TSX-V, use commercially reasonable efforts to have the Warrants issuable upon exercise or deemed exercise of the Special Warrants listed on the TSX-V following the earlier of the Qualification Date and the date that is four months and one day after the Closing Date.

7. Conditions to the Underwriters' Obligation to Purchase

The obligations of the Underwriters under this Agreement shall be conditional upon the Underwriters receiving, and the Underwriters shall have the right on the Closing Date on behalf of Subscribers for Special Warrants to withdraw, all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Underwriters receive, on the Closing Date:

(a) legal opinions dated the Closing Date from Corporation's Counsel, with respect to the Corporation and the offer and sale of the Special Warrants in the Qualifying Provinces, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, together with corresponding opinions (where relevant) of local counsel to the Corporation in relation to the laws of the Qualifying Provinces in which the Special Warrants are sold and on which Corporation's Counsel is not qualified to express opinions;

(b) a legal opinion dated the Closing Date from Kavinoky Cook LLP, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that registration of the Special Warrants and the Underlying Securities will not be required under the U.S. Securities Act in connection with the offer and sale of such Special Warrants in the United States pursuant to this Agreement, including Schedule A;

(c) legal opinions dated the Closing Date from Corporation's Counsel or local counsel, as applicable, with respect to each of the Material Subsidiaries, addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably;

(d) an executed lock-up agreement, substantially in the form of Schedule B, from each of the directors and officers of the Corporation;

(e) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer, Chief Financial Officer or such other officer or director of the Corporation satisfactory to the Underwriters, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to this Agreement and the incumbency and specimen signatures of signing officers of the Corporation and such other matters the Underwriters may reasonably request;

(f) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer, Chief Financial Officer or such other officer or director of the Corporation satisfactory to \the Underwriters, acting reasonably, certifying that:

(i) the Corporation has materially complied with and satisfied all terms and conditions of this Agreement and the Subscription Agreements on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation contained in this Agreement and the Subscription Agreements are true and correct in all material respects at the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(iii) the Due Diligence Session Responses provided by the Corporation at the Due Diligence Session are true and correct in all material respects and would not be different in any material respect if the Due Diligence Session were held immediately prior to the Closing Time;

(iv) the Corporation has made and/or obtained on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Special Warrants and the consummation of the other transactions contemplated by this Agreement (subject to completion of filings with certain regulatory authorities following the Closing Date); and

(v) no order, ruling or determination having the effect of suspending the sale of the Special Warrants or cease trading of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officer of the Corporation, contemplated or threatened under any Canadian Securities Laws or by any other regulatory authority; and

(g) the Special Warrant Indenture, the Warrant Indenture and the Compensation Warrant Certificates shall have been executed and delivered by the Corporation in form and substance satisfactory to the Underwriters, acting reasonably.

The foregoing conditions contained in this Section 7 are for the sole benefit of the Underwriters and may be waived in whole or in part by the Underwriters, at any time and without limitation. If any of the foregoing conditions have not been met at the Closing Time, the Underwriters may terminate their obligations under this Agreement without prejudice to any other remedies they may have and the Underwriters shall have the right on behalf of the Subscribers to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers.

8. Deliveries and Underwriters' Fee

The sale of the Special Warrants shall be completed at the Closing Time electronically. At the Closing Time, the Corporation shall deliver to the Underwriters:

(a) the opinions, certificates and agreements referred to in Section 7 and all other documents required to be provided by the Corporation to the Underwriters pursuant to this Agreement and the Subscription Agreements;

(b) definitive certificates representing the Special Warrants purchased from it registered in the name of "CDS & CO." or in such other name or names as the Underwriters may direct the Corporation in writing not less than 24 hours prior to the Closing Time; provided that, alternatively, if requested by the Underwriters, at the Closing Time, the Corporation shall duly and validly deliver in uncertificated form to the Underwriters, or in any manner directed by the Underwriters in writing, the Special Warrants purchased from it, registered in the name of "CDS & CO." or such other name or names as the Underwriters may direct the Corporation in writing not less than 24 hours prior to the Closing Time;

(c) the Compensation Warrant Certificates;

(d) the Corporation's receipt for payment by the Underwriters of an amount equal to the aggregate purchase price for the Special Warrants sold pursuant to the Offering (excluding any amounts in respect of purchases of Special Warrants settled directly with the Corporation), less an amount equal to the Underwriters' Fee and Underwriters' Expenses provided for in Section 9; and

(e) such further documentation as may be contemplated by this Agreement or as Underwriters' Counsel or the applicable regulatory authorities may reasonably require;

against:

(f) all duly completed Subscription Agreements tendered by the Subscribers for the Special Warrants being issued and sold and, where applicable, all completed forms, schedules and certificates contemplated by the Subscription Agreements;

(g) a wire transfer of immediately available funds in an amount equal to the aggregate purchase price for the Special Warrants sold pursuant to the Offering (excluding any amounts in respect of purchases of Special Warrants settled directly with the Corporation), less an amount equal to the Underwriters' Fee and the Underwriters' Expenses provided for in Section 9; and

(h) the Underwriters' receipt for the Underwriters' Fee and Underwriters' Expenses and the Special Warrants delivered to the Underwriters in accordance with Section 8(b).

9. Expenses

Whether or not the Offering is completed, all expenses of or incidental to the Offering shall be paid by the Corporation including, without limitation (a) listing fees and expenses payable in connection with the issuance of the Special Warrants and the qualification for distribution of the Underlying Securities issuable upon the exercise of the Special Warrants, (b) the fees and disbursements of the Corporation's Counsel and the fees and disbursements of local counsel to the Corporation, as applicable, (c) the fees and expenses of the Corporation's auditors, (d) the fees and expenses of technical or other consultants, (e) all costs and reasonable out-of-pocket expenses of the Underwriters relating to the marketing of the Special Warrants (including, without limitation, relating to roadshows and other information meetings), and (f) the reasonable legal fees and disbursements of the Underwriters' Counsel (to a maximum of            ) ((e) and (f), collectively, the "Underwriters' Expenses") and all applicable taxes on any of the foregoing.

10. Syndication of Underwriters

(a) Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Special Warrants in connection with the Offering shall be several and not joint. The percentage of the Special Warrants to be severally purchased and paid for by each of the Underwriters shall be as follows:

Name of Underwriter	Syndicate Position
Stifel Nicolaus Canada Inc.	50.0%
Canaccord Genuity Corp.	50.0%

(b) If any one or more of the Underwriters fails to purchase on the Closing Date its applicable percentage of the total number of Special Warrants, then the non-defaulting Underwriters are obligated severally, in their respective proportions, to purchase the Special Warrants which the defaulting Underwriter or Underwriters fail to purchase. If any one or more of the Underwriters fails to purchase at Closing Date its applicable percentage of the total number of Special Warrants, and the number of such Special Warrants is greater than 10% of the aggregate number of Special Warrants, then (i) the non-defaulting Underwriters shall not be obliged to purchase any of the Special Warrants which the defaulting Underwriter is obligated to purchase, and (ii) the Corporation may, but shall not be obligated to, sell less than all of the Special Warrants, and the Corporation shall be entitled to terminate its obligations under this Agreement, in which event there shall be no further liability on the part of the Corporation or the non-defaulting Underwriters, except pursuant to Section 9 and Section 13.

11. Restriction on Offerings

The Corporation shall not, directly or indirectly, without the prior written consent of the Underwriter, on behalf of the Underwriters, which consent shall not be unreasonably withheld or delayed, sell, agree or offer to sell, authorize, issue, announce or grant any option for the sale of, or otherwise dispose of any Common Shares or related financial instruments or securities convertible or exchangeable into Common Shares (including, without limitation, Common Shares) during the period commencing on the date hereof and ending on the date that is 90 days following the Closing Date, except for (a) the issuance of Common Shares in connection with the exercise of any convertible securities, options, warrants or performance share units of the Corporation outstanding as of the date hereof, (b) the issuance of options or performance share units or deferred share units or to acquire Common Shares pursuant to any stock option plan or other equity based compensation plan of the Corporation, as each such plan may be amended from time to time, and the issuance of Common Shares on the exercise or vesting thereof, (c) the issuance of performance share units, deferred share units or other stock-based compensation arrangements of the Corporation pursuant to any stock based compensation plan of the Corporation, as each such plan may be amended from time to time, (d) securities issued pursuant to acquisitions, joint ventures or other strategic transactions, and (e) the issuance of securities pursuant to the Offering. For greater clarity, the Corporation may continue to use its at-the-market equity program announced on August 17, 2023 and provided that the Corporation obtains the Final Receipt for the Final Prospectus, the 90 day standstill described in this paragraph will expire.

REDACTED: Commercially sensitive information.

12. Rights of Termination

(a) Regulatory Proceedings Out

If, after the date of this Agreement and prior to the Closing Time (i) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution and/or trading of the Special Warrants is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn, or (ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation is announced, commenced or threatened by any Governmental Authority or by any securities commission or similar regulatory authority, any stock exchange or any other competent authority, or there is a change in law, regulation or policy or the interpretation or administration thereof, which, in the sole opinion of the Underwriters, or any one of them, acting reasonably, would seriously adversely affect the distribution and/or trading of the Special Warrants or the market price or value of the Special Warrants or the Common Shares, then such Underwriter shall be entitled, at its option and in accordance with Section 12(f), to terminate its obligations under this Agreement by notice to that effect given to the Corporation any time at or prior to the Closing Time.

(b) Disaster Out

If, prior to the Closing Time, there should develop, occur or come into effect or existence or be announced, any event, action, state, condition or occurrence of national or international consequence, including, without limitation, any military conflict, civil insurrection, act of terrorism, war or like event, or a governmental action, law, regulation, inquiry or any occurrence of any nature whatsoever, which, in the sole opinion of any of the Underwriters, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole, then such Underwriter shall be entitled, at its option and in accordance with Section 12(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation at any time at or prior to the Closing Time.

(c) Material Change or Change in Material Fact Out

If, after the date of this Agreement and prior to the Closing Time, there should occur or be discovered any material change, change in any material fact, a new material fact shall arise or development (actual, anticipated or threatened) in the operations, capital or condition (financial or otherwise), results of operations, business or business prospects of the Corporation or the properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation, which in the sole opinion of any of the Underwriters, acting reasonably, has or would reasonably be expected to have a material adverse effect on the market price, value or marketability of the Special Warrants or Common Shares, then such Underwriter shall be entitled, at its option, in accordance with Section 12(f), to terminate its obligations under this Agreement by written notice to that effect given to the Corporation any time at or prior to the Closing Time.

(d) Material Information

If, after the date of this Agreement and prior to the Closing Time, the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof, which, in the sole opinion of the any of the Underwriters, acting reasonably, would reasonably be expected to have a material adverse effect on the market price or value of the Special Warrants or the Common Shares, then such Underwriter shall be entitled, at its option, in accordance with Section 12(f) to terminate its obligations under this Agreement by written notice to that effect given to the Corporation any time at or prior to the Closing Time.

(e) Default

The Corporation agrees that all terms, representations and conditions in Section 4 and Section 7 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable efforts to cause such conditions to be complied with, and that any breach or failure by the Corporation to comply with any such conditions shall entitle any of the Underwriters to terminate its obligations under this Agreement to purchase the Special Warrants by notice to that effect given to the Corporation at any time at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by all of the Underwriters.

(f) Exercise of Termination Rights

The rights of termination contained in this Section 12 may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen prior to or arise after such termination under Sections 9, 13 and 14. A notice of termination given by an Underwriter under this Section 12 shall not be binding upon any other Underwriter who has not also executed such notice. In the event that one or more, but not all of the Underwriters shall exercise the right of termination in this Section 12, any Underwriter shall have the right, but shall not be obligated, to purchase all of the Special Warrants which would otherwise have been purchased by the Underwriter(s) which has terminated. Nothing in this Section 12 shall oblige the Corporation to sell to the Underwriters less than all of the Special Warrants.

13. Indemnity

(a) Rights of Indemnity

The Corporation agrees to indemnify and save harmless each of the Underwriters and each of their affiliates, directors, officers, employees and agents from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such persons in connection with defending or investigating any of the above, which legal fees and other expenses the Corporation shall reimburse such persons for forthwith upon demand), but excluding any loss of profits, in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement contained in the Subscription Agreements, the Documents, the Public Record or the Prospectuses (other than any information or statement relating solely to the Underwriters and furnished to the Corporation by the Underwriters in writing expressly for inclusion in the Subscription Agreements or the Prospectuses), which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation contained in the Transaction Agreements, the Documents, the Public Record or the Prospectuses (except a misrepresentation which is based upon information relating to the Underwriters and furnished to the Corporation by the Underwriters in writing expressly for inclusion in the Subscription Agreements or Prospectuses);

(iii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Special Warrants, Underlying Securities, Warrant Shares, Compensation Warrants or Compensation Warrant Shares imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section 13(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or its banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Special  Warrants, Underlying Securities, Warrant  Shares, Compensation Warrants or Compensation Warrant Shares; or

(v) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of the Transaction Agreements or any requirement of Canadian Securities Laws,

provided that the indemnity provided in this Section 13 shall not apply in respect of an Indemnified Party in the event and to the extent that a court of competent jurisdiction or a regulatory authority in a final judgment from which no appeal can be made shall determine that an Indemnified Party was grossly negligent or guilty of wilful misconduct and that such gross negligence or wilful misconduct was the cause of such Claims.

(b) Notification of Claims

If any matter or thing contemplated by Section 13(a) (any such matter or thing being referred to as a "Claim") is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the "Indemnified Party") will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation's liability only to the extent that the Corporation is materially prejudiced by that failure). The Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim, provided, however, that:

(i) the defence shall be conducted through competent and experienced legal counsel acceptable to the Indemnified Party, acting reasonably;

(ii) the Corporation shall bear the fees, costs and expenses of such defence; and

(iii) no settlement of any such Claim or admission of liability may be made by the Corporation without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(c) Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Transaction Agreements, the Underwriters shall obtain and hold the rights and benefits of this Section 13 in trust for and on behalf of such Indemnified Party.

(d) Retaining Counsel

In any such Claim, the Indemnified Party shall have the right to retain one counsel of the Indemnified Party's choice to act on his, her or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel;

(ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and the Corporation and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them;

(iii) the subject matter of the Claim may not fall within the indemnity set forth herein; or

(iv) the Corporation shall not have retained counsel within seven Business Days following receipt by the Corporation of notice of any such Claim from the Indemnified Party.

14. Contribution

(a) Rights of Contribution

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 13 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by Section 13 in such proportions so that the Underwriters shall be responsible for the portion represented by the percentage that the aggregate Underwriters' Fee under this Agreement bears to the aggregate offering price of the Special Warrants being sold by the Corporation and the Corporation shall be responsible for the balance, whether or not they have been sued together or sued separately, provided, however, that:

(i) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the aggregate Underwriters' Fee actually received by the Underwriters from the Corporation under this Agreement;

(ii) each Underwriter shall not in any event be liable to contribute, individually, any amount in excess of such Underwriter's portion of the aggregate Underwriters' Fee actually received from the Corporation under this Agreement; and

(iii) no party who has engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation or gross negligence.

(b) Rights of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 14 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) Calculation of Contribution

In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in Section 14(a); and

(ii) the amount of the Underwriters' Fee actually received by the Underwriters from the Corporation under this Agreement, and an Underwriter shall in no event be liable to contribute, individually, any amount in excess of such Underwriter's portion of the aggregate Underwriters' Fee actually received from the Corporation under this Agreement.

(d) Notice

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this Section 14.

(e) Right of Contribution in Favour of Others

With respect to this Section 14, the Corporation acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents.

For purposes of this Section 14, each person, if any, who controls an Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act") and each Underwriter's affiliates and selling agents shall have the same rights to contribution as such Underwriter and each person, if any, who controls the Corporation within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act shall have the same rights to contribution as the Corporation.

(f) Remedy Not Exclusive

The remedies provided for in this Section 14 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any party at law or in equity.

15. Survival of Representations and Warranties

The respective indemnities, agreements, representations, warranties and other statements of the Corporation and the Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results of any investigation) made by or on behalf of the Underwriters or the Corporation and shall survive the Closing Date until the date that is three years following the Qualification Date.

16. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

17. Time

Time is of the essence in the performance of the parties' respective obligations under this Agreement.

18. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

19. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

If to the Corporation, addressed and sent to:

HIVE Digital Technologies Ltd. Suite 855 - 789 West Pender Street Vancouver, British Columbia V6C 1H2

Attention:	Frank Holmes, Executive Chairman and Interim Chief Executive Officer
Email:

In case of any notice to the Corporation, with a copy to:

Peterson McVicar LLP 18 King Street East, Suite 902 Toronto, ON M5C 1C4

Attention:	Dennis Peterson
Email:

If to the Underwriters, addressed and sent to:

Stifel Nicolaus Canada Inc. 161 Bay St. Suite 3800 Toronto, ON M5J 1C4

Attention:	Ruben Sahakyan, Director, Investment Banking
Email:

and

Canaccord Genuity Corp. 609 Granville Street, Suite 2100 Vancouver, BC V7Y 1H2

Attention:	Jamie Brown, Director, Vice Chairman, Managing Director, Investment Banking
Email:

In case of any notice to the Underwriters, with a copy to:

Wildeboer Dellelce LLP Wildeboer Dellelce Place 365 Bay Street, Suite 800 Toronto, Ontario M5H 2V1

Attention:	Geoffrey Cher
Email:

REDACTED: Personal information.

or to such other address as any of the parties may designate by giving notice to the others in accordance with this Section 19. Each notice shall be personally delivered to the addressee or sent by fax or email to the addressee. A notice which is personally delivered or delivered by fax or email shall, if delivered prior to 5:00 p.m. (Toronto time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered.

20. Underwriters as Trustee

The Corporation acknowledges and agrees that it is the intention of the parties to this Agreement and the Corporation hereby constitutes the Underwriters as trustee for each of the Subscribers in respect of each of the covenants, agreements and representations and warranties of the Corporation contained in this Agreement and the Underwriters shall be entitled, as trustee, in addition to any rights of the Subscribers, to enforce such covenants, agreements and representations and warranties on behalf of the Subscribers.

21. Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

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If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Underwriters upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

STIFEL NICOLAUS CANADA INC.

By:	/s/ Ruben Sahakyan
Authorized Signatory

CANACCORD GENUITY CORP.

By:	/s/ Jamie Brown
Authorized Signatory

Accepted and agreed to effective as of the date of this Agreement.

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Aydin Kilic
Authorized Signatory

SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

As used in this Schedule and related exhibits, the following terms shall have the meanings indicated:

(a) "Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S, which, without limiting the foregoing, but for greater clarity in this Schedule, includes, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Special Warrants, the Underlying Securities or the Warrant Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Special Warrants, the Underlying Securities or the Warrant Shares;

(b) "Foreign Issuer" means "foreign issuer" as that term is defined in Rule 902(e) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "Offshore Transaction" means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

(e) "Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "SEC" means the United States Securities and Exchange Commission;

(h) "Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S; and

(i) "U.S. Affiliate" of any Underwriter means the U.S. registered broker-dealer affiliate of such Underwriter that makes offers of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons.

All other capitalized terms used but not otherwise defined in this Schedule shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule is attached.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, acknowledges, covenants and agrees with the Underwriters, as at the date hereof and as at the Closing Date, that:

1. The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Special Warrants, the Underlying Securities, the Warrant Shares or the Common Shares.

2. The Corporation is not, and after giving effect to the Offering contemplated by this Agreement and the application of the proceeds of the Offering contemplated by this Agreement, will not be, an "investment company" as such term is defined under the Investment Company Act of 1940, as amended.

3. It is acknowledged that the Special Warrants, the Underlying Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to offers and sales of Special Warrants to U.S. Accredited Investors and/or Qualified Institutional Buyers in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has made or will make (A) any offer to sell, or any solicitation of an offer to buy, any Special Warrants to, or for the account or benefit of, a person in the United States or a U.S. Person, or (B) any sale of Special Warrants unless, at the time the buy order was or will have been originated, the Subscriber is (i) outside the United States and not a U.S. Person, or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the Subscriber is outside the United States and not a U.S. Person.

4. Neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement), has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Special Warrants, the Underlying Securities or the Warrant Shares, or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D or the exclusion from the registration requirements of the U.S. Securities Act afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Special Warrants, the Underlying Securities and the Warrant Shares pursuant to this Agreement.

5. None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Special Warrants, the Underlying Securities or the Warrant Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

6. Except with respect to offers and sales of the Special Warrants, the Underlying Securities and the Warrant Shares contemplated by this Agreement, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the commencement of the Offering and during the Offering, sold, offered for sale or solicited any offer to buy any of the Corporation's securities, and will not do so for a period of six months following the completion of the Offering, in a manner that would be integrated with the offer and sale of the Special Warrants, the Underlying Securities or the Warrant Shares and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to offers and sales of the Special Warrants.

7. None of the Corporation, its affiliates or any person acting on behalf of any of them (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the Offering of Special Warrants, the Underlying Securities or the Warrant Shares contemplated by this Agreement.

8. None of the Corporation, any of its subsidiaries, or to the knowledge of the Corporation, any member, officer, agent, employee or affiliate of the Corporation or any of its affiliates is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Department of Treasury ("OFAC"); and the Corporation will not directly or indirectly use the proceeds, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any sanctions administered by OFAC.

9. The Corporation shall duly prepare and file such notices and other documents as are required to be filed under the state securities laws of the states in which Special Warrants, the Underlying Securities and the Warrant Shares are sold to satisfy the requirements of applicable exemptions from registration or qualification of the Special Warrants, the Underlying Securities and the Warrant Shares under such laws.

10. The Corporation shall provide to a Subscriber that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, upon written request, all of the information that would be required for United States income tax reporting purposes by a United States security holder making an election to treat the Corporation as a "qualified electing fund" for the purposes of the United States Internal Revenue Code of 1986, as amended, should the Corporation determine that the Corporation is a "passive foreign investment company" in any calendar year following such Subscriber's purchase of the Special Warrants, the Underlying Securities and the Warrant Shares.

11. None of the Corporation or any of its predecessors or affiliates has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder.

12. None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any members of the selling group formed by them, as to whom the Corporation makes no representation, warranty, acknowledgement, covenant or agreement) will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for the Units, the Unit Shares and the Warrants, or (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for Units, the Unit Shares and the Warrants.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters represents, warrants and covenants to the Corporation, as at the date hereof and as at the Closing Date, that:

1. It acknowledges that the Special Warrants, the Underlying Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. It has not offered for sale by the Corporation, and will not offer for sale by the Corporation, any Special Warrants except: (a) in Offshore Transactions in compliance with Rule 903 of Regulation S; or (b) to, or for the account or benefit of, persons in the United States or U.S. Persons that are U.S. Accredited Investors and/or Qualified Institutional Buyers in transactions that are exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws, as provided in paragraphs 2 through 12 below. Accordingly, neither the Underwriter, its U.S. Affiliate nor any of their affiliates nor any persons acting on any of their behalf, has made or will make (except as permitted in paragraphs 2 through 12 below) any (i) offer to sell or any solicitation of an offer to buy, any Special Warrants to, or for the account or benefit of, any person in the United States or a U.S. Person, (ii) any sale of Special Warrants to any Subscriber unless, at the time the buy order was or will have been originated, the Subscriber was outside the United States and not a U.S. Person, or such Underwriter, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such Subscriber was outside the United States and not a U.S. Person, or (iii) Directed Selling Efforts in the United States with respect to the Special Warrants, the Underlying Securities or the Warrant Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Special Warrants, the Underlying Securities or the Warrant Shares, except with its U.S. Affiliate, any selling group members or with the prior written consent of the Corporation. It shall require its U.S. Affiliate and each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that its U.S. Affiliate and each selling group member complies with, the provisions of this Schedule applicable to the Underwriter as if such provisions applied directly to its U.S. Affiliate and such selling group member.

3. All offers and sales of Special Warrants to, or for the account or benefit of, persons in the United States and U.S. Persons shall be solicited and arranged by the Underwriter through its U.S. Affiliate, which on the dates of such offers and sales was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will arrange for all offers and sales of Special Warrants in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule.

4. It and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Special Warrants, Underlying Securities or the Warrant Shares to, or for the account or benefit of, a U.S. Person or person in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5. Any offer, or solicitation of an offer to buy, Special Warrants that has been made or will be made to, or for the account or benefit of, a person in the United States or a U.S. Person was or will be made only to U.S. Accredited Investors and/or Qualified Institutional Buyers.

6. Immediately prior to soliciting any Subscriber that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, its U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such Subscriber was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale to, or for the account or benefit of, a person in the United States or a U.S. Person, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, that each Subscriber designated by the Underwriter or the U.S. Affiliate to purchase Special Warrants from the Corporation is U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable.

7. Prior to arranging for any sale of Special Warrants by the Corporation to, or for the account or benefit of, a person in the United States or a U.S. Person, it shall cause each Subscriber to execute a Subscription Agreement in a form mutually acceptable to the Corporation and the Underwriters.

8. At least one business day prior to the Closing Date, the transfer agent for the Corporation will be provided with a list of the names and addresses of all Subscribers of the Special Warrants that are, or are acting for the account or benefit of, persons in the United States or U.S. Persons.

9. At Closing, each U.S. Affiliate and Underwriter that has offered or solicited offers and arranged for the sale of the Special Warrants by the Corporation to, or for the account or benefit of, a person in the United States or a U.S. Person, will provide a certificate, substantially in the form of Exhibit I hereto, relating to the manner of the offer and sale of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons, or be deemed to represent and warrant that no offers or sales of the Special Warrants were made to, or for the account or benefit of, persons in the United States or U.S. Persons by such persons.

10. Each Subscriber will be informed that the Special Warrants, the Underlying Securities and the Warrant Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such Subscriber by the Corporation in reliance on an exemption from the registration requirements of the U.S. Securities Act.

11. None of the Underwriter, the U.S. Affiliate or any person acting on any of their behalf has engaged or will engage in any violation of Regulation M under the U.S. Exchange Act in connection with the offering of Special Warrants, the Underlying Securities and the Warrant Shares contemplated hereby.

12. None of the Underwriter, its U.S. Affiliate or any person acting on any of their behalf will (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Special Warrants for Units, the Unit Shares and the Warrants, or (ii) receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of Special Warrants for Units, the Unit Shares and the Warrants.

EXHIBIT I TO SCHEDULE A

(TERMS AND CONDITIONS OF U.S. SALES)
U.S. CERTIFICATE

In connection with the offer and sale of Special Warrants (collectively, the "Special Warrants") of HIVE Digital Technologies Ltd. (the "Corporation") to, or for the account or benefit of, persons in the United States and U.S. Persons that are U.S. Accredited Investors and/or Qualified Institutional Buyers pursuant to a Subscription Agreement dated as of December 28, 2023, and pursuant to an underwriting agreement (the "Underwriting Agreement") effective as of December 28, 2023 between the Corporation and the Underwriters named in the Underwriting Agreement, the undersigned Underwriter and its United States affiliate (the "U.S. Affiliate") hereby certify as follows:

(i) on the date of this certificate and on the date of each offer, solicitation of an offer or sale of Special Warrants to, or for the account or benefit of, a U.S. Person or person in the United States, the U.S. Affiliate is and was: (A) a duly registered broker-dealer pursuant to section 15(b) of the U.S. Exchange Act and under the laws of each state where offers and sales of Special Warrants were made (unless exempted from the respective state's broker-dealer requirements); and (B) a member of and in good standing with the Financial Industry Regulatory Authority Inc.;

(ii) all offers of Special Warrants for sale by the Corporation to, or for the account or benefit of, a U.S. Person or person in the United States have been and will be effected and arranged by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;

(iii) immediately prior to offering or soliciting offers for the Special Warrants to or from offerees in the United States or to or for the account or benefit of a U.S. Person or person in the United States, we had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor and/or a Qualified Institutional Buyer, as applicable, and, on the date of this certificate, we continue to believe that each person in the United State or U.S. Person purchasing Special Warrants from the Corporation is a U.S. Accredited Investor and/or a Qualified Institutional Buyer, as applicable;

(iv) no form of "general solicitation" or "general advertising" (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Special Warrants to or for the account or benefit of a U.S. Person or a person in the United States;

(v) the offers and solicitations of offers of the Special Warrants to or for the account or benefit of a U.S. Person or person in the United States have been conducted by us in accordance with the terms of the Underwriting Agreement including Schedule A to the Underwriting Agreement;

(vi) in connection with each sale of Special Warrants to or for the account or benefit of a U.S. Person or person in the United States we caused each such Subscriber to execute and deliver to the Corporation a Subscription Agreement in the form agreed by the Corporation and the Underwriters; and

(vii) all offers and sales of the Special Warrants to, or for the account or benefit of, persons in the United States or U.S. Persons have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined in this certificate.

Dated this   day of ______________, 2023.

[INSERT NAME OF UNDERWRITER]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE B

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

December 28, 2023

Stifel Nicolaus Canada Inc.,
161 Bay Street, Suite 3800
Toronto, ON M5J 1C4

- and -

Canaccord Genuity Corp.

609 Granville Street, Suite 2100
Vancouver, BC V7Y 1H2

- and -

HIVE Digital Technologies Ltd.
Suite 855 - 789 West Pender Street
Vancouver, British Columbia V6C 1H2

Ladies and Gentlemen:

The undersigned director or officer of HIVE Digital Technologies Ltd. (the "Corporation"), understands that an Underwriting Agreement ("Underwriting Agreement") has been executed and delivered by the Corporation and Stifel Nicolaus Canada Inc. ("Stifel" Canada"), and Canaccord Genuity Corp. ("Canaccord" and together with Stifel Canada, the "Underwriters"), whereby the Underwriters agreed to purchase special warrants of the Corporation on a "bought deal" underwritten private placement basis (the "Offering"). The execution and delivery by the undersigned of this agreement ("Lock-Up Letter Agreement") is a condition to the closing of the Offering.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees not to, directly or indirectly, offer, sell, contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, other otherwise dispose of or deal with, or publicly announce any intention to offer, sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option to contract to sell, lend, swap or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any common shares or other securities of the Corporation held by the undersigned, directly or indirectly (the "Locked-Up Securities"), without, in each case, the prior written consent of the Underwriters, which will not be unreasonably withheld or delayed, until 90 days following the date of the closing of the Offering (the "Lock-Up Period").

Notwithstanding anything to the contrary contained in this Lock-Up Letter Agreement, during the Lock-Up Period, the undersigned may, without the consent of the Underwriters: (i) transfer, sell or tender any or all of the Locked-Up Securities pursuant to a take-over bid (as defined in the Securities Act (Ontario)) or any other transaction, including, without limitation, a merger, arrangement or amalgamation, involving a change of control of the Corporation (provided that all Locked-Up Securities not transferred, sold or tendered remain subject to this undertaking) and provided further that it shall be a condition of transfer that if such take-over bid or other transaction is not completed, any Locked-Up Securities subject to this undertaking shall remain subject to the restrictions in this Lock-Up Letter Agreement; or (ii) transfer any or all of the Locked-Up Securities to any nominee or custodian where there is no change in beneficial ownership.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon the reasonable request of the Underwriters, the undersigned will execute any additional documents necessary or desirable in connection with the enforcement of this Lock-Up Letter Agreement. This Lock-Up Letter Agreement is irrevocable and shall be binding upon the heirs, legal representatives, successors and assigns of the undersigned.

This Lock-Up Letter Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario, without reference to conflicts of laws.

This Lock-Up Letter Agreement constitutes the entire agreement and understanding between and among the parties with respect to the subject matter of this Lock-Up Letter Agreement and supersedes any prior agreement, representation or undertaking with respect to such subject matter.

This Lock-Up Letter Agreement may be executed by facsimile or other electronic signatures and by electronic transmission, each of which shall be effective as original signatures.

This Lock-Up Letter Agreement has been entered into on the date first written above.

Yours very truly,

Print Name: